UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

EchoStar Corporation

(Name of Issuer)

CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

278768 106

(CUSIP Number)

Dean A. Manson

Executive Vice President, General Counsel and Secretary

EchoStar Corporation

100 Inverness Terrace E.

Englewood, Colorado 80112

(303) 706-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 278768 106

1.	Name of Reporting Person Charles W. Ergen

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 42,066,671 VOTING SHARES (1) 920,000 SIXTY DAY SHARES (2)

	8.	Shared Voting Power 248 OTHER SHARES (3)

	9.	Sole Dispositive Power 42,066,671 VOTING SHARES (1) 920,000 SIXTY DAY SHARES (2)

	10.	Shared Dispositive Power 5,615 OTHER SHARES (3)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 42,992,286

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) Approximately 50.2% (4)

14.	Type of Reporting Person IN

(1) “Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Ergen is the sole beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 103,631 shares of Class A Common Stock owned beneficially directly by Mr. Ergen; (ii) 3,705 shares of Class A Common Stock owned beneficially indirectly by Mr. Ergen in EchoStar’s 401(k) Employee Savings Plan; (iii) 5,367 shares of Class A Common Stock owned beneficially by Mr. Ergen as custodian for his minor children; (iv) 5,400 shares of Class A Common Stock beneficially owned by a charitable foundation for which Mr. Ergen is an officer of the charitable foundation and has both investment control and voting power for the foundation along with Cantey M. Ergen, his wife; and (v) 41,948,568 shares of Class B Common Stock owned beneficially directly by Mr. Ergen.

(2)  “Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Ergen has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Ergen, these shares will become Voting Shares.

(3) “Other Shares” represent (i) 47 shares of Class A Common Stock owned beneficially by Mr. Ergen’s spouse, Cantey Ergen; (ii) 201 shares of Class A Common Stock owned beneficially indirectly by Mrs. Ergen in EchoStar’s 401(k) Employee Savings Plan and (iii) 5,367 shares of Class A Common Stock owned beneficially by certain of Mr. Ergen’s children.

(4) Based on 42,700,928 shares of Class A Common Stock outstanding on November 30, 2013 and assuming conversion of the shares of Class B Common Stock held by Mr. Ergen into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that Mr. Ergen may be deemed to own beneficially would be approximately 47.1%. Because each share of Class B Common Stock is entitled to 10 votes per share, Mr. Ergen owns beneficially equity securities of the Company representing approximately 80.8% of the voting power of the Company (assuming no conversion of the Class B Common Stock).

ITEM 4.        Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

During the fourth quarter of each year, Mr. Ergen receives an annuity amount from each of the Ergen 2010 SATS GRATs under the trust agreements governing the Ergen 2010 SATS GRATs, assuming that the particular GRAT has not expired.  The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution.  In addition to shares of Class B Common Stock, the annuity payments (and their associated timing) may include, and be based upon, amounts generated from the holdings of each GRAT including, among other things, stock recapitalizations or dividends paid or payable with respect to the Class B Common Stock held by each GRAT. On December 2, 2013, the Ergen Three-Year 2010 SATS GRAT distributed 415,197 shares of Class B Common Stock held by the Ergen Three-Year 2010 SATS GRAT to Mr. Ergen as an annuity payment, the Ergen Three-Year 2010 SATS GRAT distributed the remaining 881,449 shares of Class B Common Stock held by the Ergen Three-Year SATS GRAT to a trust, the beneficiaries of which are members of Mr. Ergen’s family, and the Ergen Three-Year 2010 SATS GRAT expired in accordance with its terms.  On December 2, 2013, the Ergen Four-Year 2010 SATS GRAT distributed 284,902 shares of Class B Common Stock held by the Ergen Four-Year 2010 SATS GRAT to Mr. Ergen as an annuity payment.  Therefore, the Ergen Four-Year 2010 SATS GRAT currently has beneficial ownership of 1,389,373 shares of Class B Common Stock.  The Ergen Four-Year 2010 SATS GRAT will expire in accordance with its terms on November 30, 2014.  On December 2, 2013, the Ergen Five-Year 2010 SATS GRAT distributed 208,078 shares of Class B Common Stock held by the Ergen Five-Year 2010 SATS GRAT to Mr. Ergen as an annuity payment.  Therefore, the Ergen Five-Year 2010 SATS GRAT currently has beneficial ownership of 1,688,854 shares of Class B Common Stock.  The Ergen Five-Year 2010 SATS GRAT will expire in accordance with its terms on November 30, 2015.

ITEM 5.        Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a)  This filing is for the share holdings of Mr. Ergen as of the close of business on December 2, 2013.  See Items 11 and 13 of the cover page to this Amendment No. 8 for the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by Mr. Ergen.  Mr. Ergen’s beneficial ownership of shares of Class A Common Stock excludes: (A) 1,389,373 Class A Shares issuable upon conversion of Class B Shares currently held by the Ergen Four-Year 2010 SATS GRAT; (B) 1,688,854 Class A Shares issuable upon conversion of Class B Shares currently held by the Ergen Five-Year 2010 SATS GRAT; and (C) 2,660,244 Class A Shares issuable upon conversion of Class B Shares held by certain trusts established by Mr. Ergen for the benefit of his family.

(b)  See Items 7 through 10 of the cover page to this Amendment No. 8 for the number of shares of Class A Common Stock beneficially owned by Mr. Ergen as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Mr. Ergen has not effected any transactions in the Class A Common Stock of EchoStar in the last sixty days other than as described herein.

(d) Not applicable.

(e) Not applicable.

ITEM 6.        Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

The trust agreement for each of the Ergen 2010 SATS GRATs contain an irrevocable provision that provides that the trustee will not dispose of any shares of EchoStar held by any of the Ergen 2010 SATS GRATs unless a Change of Control Event occurs.  If a Change of Control Event occurs, the trustee of the Ergen 2010 SATS GRATs will have sole discretion with respect to the disposition of any shares of EchoStar held by each of the Ergen 2010 SATS GRATs.

A “Change of Control Event” will occur if (i) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total Equity Interests of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (ii) a majority of the members of the Board of Directors of EchoStar are no longer Continuing Directors; and (iii) as the result of a transaction or a series of transactions any person other than Charles W. Ergen (or a Related Party) individually owns more than fifty percent (50%) of the total voting power of either (A) EchoStar or (B) the surviving entity in any such transaction(s) or a controlling affiliate of such surviving entity in such transaction(s); and (iv) Charles W. Ergen sells Equity Interests of EchoStar such that he owns beneficially less than 50% of the total Equity Interests that he owned beneficially immediately following the grant of shares to the Ergen 2010 SATS GRATs.

For purposes of the definition of “Change of Control Event”:

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of EchoStar who:  (a) was a member of such Board of Directors on the date on which the applicable grantor retained annuity trust was established; or (b) was nominated for election or elected to such Board of Directors either (x) with the affirmative vote of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election or (y) by Charles W. Ergen and his Related Parties.

“Equity Interest” means any capital stock of EchoStar and all warrants, options or other rights to acquire capital stock of EchoStar (but excluding any debt security that is convertible into, or exchangeable for, capital stock of EchoStar).

“Related Party” means, (a) Charles W. Ergen’s spouse and each of his immediate family members; (b) each trust, corporation, partnership or other entity of which Charles W. Ergen beneficially holds an eighty percent (80%) or more controlling interest or that was created for estate planning purposes including without limitation the grantor retained annuity trusts dated November 30, 2010; and (c) the personal representatives, administrators, executor, guardians, or any person(s) or entit(ies) to which Charles W. Ergen’s shares of EchoStar are transferred as a result of a transfer by will or the applicable laws of descent and distribution.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARLES W. ERGEN

Dated: December 3, 2013	/s/ Charles W. Ergen
Charles W. Ergen

Attention:  Intentional misstatements or omissions of fact

constitutes Federal criminal violations (See 18 U.S.C. 1001)